Exhibit 12.1

AMERICAN LAWYER MEDIA HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	For the years ended December 31,

	2000	2001	2002

Loss from continuing operations before income taxes	$(29,429)	$(36,261)	$(39,551)

Fixed charges:
Interest expense	25,229	24,953	26,407
Rent expense(a)	1,537	1,581	1,663

Total fixed charges	$26,766	$26,534	$28,070

Earnings	$(2,663)	$(9,727)	$(11,481)
Ratio of earnings to fixed charges	(b )	(b )	(b )

(a)	Represents one-third of rent expense which is deemed to be equivalent to an interest factor.

(b)	Earnings were inadequate to cover fixed charges by $29,429, $36,261 and $39,551 for the years ended December 31, 2000, 2001 and 2002, respectively.